NOTICE DOCUMENT

COMPASS 2 VARIABLE ANNUITY

Issued By

DELAWARE LIFE INSURANCE COMPANY

May 1, 2025

The Compass 2 Variable Annuity (the “Contract”) is a flexible payment deferred variable annuity contract issued by Delaware Life Insurance Company (the “Company”). The Contract is no longer offered for sale.

This Notice Document provides certain updated information about your Contract.

Updated financial statements for Delaware Life Variable Account L (the “Variable Account”) and the Company can be found online at https://dfinview.com/DelawareLife/TAHD/866793201?site=Annuity. The Contract prospectus dated May 1, 2014, as supplemented, contains more information about the Contract including its features, benefits, and risks. You can obtain the prospectus and financial statements at no cost by calling 1-800-477-6545, Option 2, or by sending an email request to customer.relations@delawarelife.com.

Additional general information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at www.Investor.gov.

The Securities and Exchange Commission has not approved or disapproved these securities or determined if this Notice Document is accurate or complete. Any representation to the contrary is a criminal offense.

SPECIAL TERMS

The following terms as used in this Notice Document have the indicated meanings:

BENEFICIARY: The person who has the right to the death benefit set forth in your Contract.

CODE: The Internal Revenue Code.

COMPANY (“WE”, “US” “DELAWARE LIFE”): Delaware Life Insurance Company.

CONRACT YEAR and CONTRACT ANNIVERSARY: The first Contract Year is the period of 12 months plus a part of a month as measured from the date on which we issue your Contract to the first day of the calendar month that follows the calendar month of issue. All Contract Years and Contract Anniversaries thereafter are 12 month periods based upon the first day of the calendar month that follows the calendar month of issue.

FIXED ACCOUNT: The Fixed Account consists of all assets of the Company other than those allocated to a separate account of the Company.

FUND: One of the investment portfolios of the MFS® Variable Insurance Trust and the MFS® Variable Insurance Trust II.

OWNER: The person, persons or entity entitled to the ownership rights stated in the Contract and in whose name or names the Contract is issued.

QUALIFIED CONTRACT: A Contract used in connection with a retirement plan that receives favorable income tax treatment under Sections 401, 403, 408, or 408A of the Code.

SERVICE ADDRESS: P.O. Box 758581, Topeka, KS 66675-8581 or such other address as we may hereafter specify to you by written notice.

SUB-ACCOUNT: That portion of the Variable Account which invests in shares of a specific Fund.

VARIABLE ACCOUNT: Delaware Life Variable Account L, which is a separate account of the Company consisting of assets set aside by the Company, the investment performance of which is kept separate from that of the general assets of the Company.

VARIABLE ACCUMULATION UNIT: A unit of measure used in the calculation of the value of that portion of your Account allocated to the Variable Account.

YOU and YOUR: The terms “you” and “your” refer to the Owner of the Contract.

UPDATED INFORMATION ABOUT THE CONTRACT

The information in this section of the Notice Document is a summary of the Contract features that have changed since the Prospectus dated May 1, 2014, as supplemented. This may not reflect all the changes that have occurred since you entered into your Contract.

Contact Information Changes

The contact information for the Company’s Service Address is:

By mail – Delaware Life Insurance Company

P.O. Box 758581, Topeka, KS 66675-8581

By express mail – Delaware Life Insurance Company,

Mail Zone 581, 5801 S.W. 6th Avenue, Topeka, KS 66636

By telephone – (877) 253-2323

By facsimile – (785) 286-6118

https://www.delawarelife.com/contact-us/contact-page

The address for each of Delaware Life Insurance Company and Clarendon Insurance Agency, Inc. is:

230 Third Avenue, 6th floor

Waltham, MA 02451

Changes Affecting the Funds

Please see Fees and Expenses and the Appendix to this Notice Document for updated Fund expenses and performance information.

Other Information

Administration of the Contract

The Company has engaged SE2, LLC (“SE2”), a third-party provider of contract administration services for many other life insurance companies, located at 5801 SW 6th Avenue, Topeka, KS 66636, to administer the Contracts. Administrative functions performed by SE2 include maintaining the books and records of the Variable Account and the Sub-Accounts; maintaining records of the name, address, taxpayer identification number, Contract number, Participant Account number and type, the status of each Participant Account and other pertinent information necessary to the administration and operation of the Contract; processing Applications, Purchase Payments, transfers, Death Benefits and full and partial withdrawals; issuing Contracts and Certificates; administering annuity payments; furnishing accounting and valuation services; reconciling and depositing cash receipts; providing confirmations; providing toll-free customer service lines; and furnishing telephonic transfer services. The compensation paid to SE2 is based on the number of Contracts to which they provide these administrative services.

Business Disruption and Cyber Security Risks

Our variable product business is highly dependent upon the effective operation of our computer systems and those of our service providers and other business partners. As such, our business is vulnerable to systems failures, cyber security incidents, and operational disruptions, any of which could have a material, negative impact on the Company and the Variable Account, as well as on you and your Contract.

Financial services companies and their service providers are increasingly targets of cyber-attacks. Cyber-attacks may be systemic (e.g., affecting infrastructure generally) or targeted (e.g., affecting our systems specifically). While we have established controls to help identify threats and protect our systems, our systems have in the past been, and will likely in the future be, subject to cyber-attacks or other cyber security incidents. There is no guarantee that we will always be successful in protecting our systems against future attacks or incidents.

The operational and information security risks to which we are exposed include (but are not limited to) utility outages; the loss, theft, misuse, corruption, destruction, or malicious encryption of data; interference with or denial of service; attacks on systems and websites; hardware and software malfunctions; physical break-ins; fraud; and unauthorized access or release of confidential customer information. Cyber security incidents may impede our ability to process Contract transactions, calculate Variable Accumulation Unit values, or otherwise administer the Contract. They could also subject us to regulatory fines, litigation, or financial losses and/or cause reputational damage. Cyber security incidents could impact the Funds or the issuers of securities in which the Funds invest, which may cause the Funds to lose value.

We are also exposed to risks related to natural and man-made disasters and other severe events, such as (but not limited to) storms, fires, floods, earthquakes, public health crises, malicious acts, terrorist acts, and military actions, any of which could adversely affect our ability to conduct business operations. We maintain business continuity plans, but we cannot assure you that severe events will not impair our ability to administer the Contract. Severe events may impact our ability to calculate Variable Accumulation Unit values or process Contract transactions, and could have other possible negative impacts. They may also impact our service providers, financial intermediaries, the Funds, or the issuers of securities in which the Funds invest, which may cause the Funds to lose value. There can be no assurance that we, our service providers and intermediaries, or the Funds will be able to avoid negative impacts associated with natural and man-made disasters or other severe events.

Changes Affecting Taxation of Qualified Contracts

The following provides updated information about U.S. federal income taxation of Qualified Contracts. You should consult a qualified tax professional about how these requirements may affect you.

Tax-Sheltered Annuities. Section 403(b) of the Code permits public school employees and employees of certain types of charitable, educational and scientific organizations specified in Section 501(c)(3) of the Code to purchase annuity contracts and, subject to certain limitations, exclude the amount of purchase payments from gross income for tax purposes. Effective October 1, 2008, we stopped issuing any new Section 403(b) annuities (“TSAs”), including Texas Optional Retirement Program annuities. We no longer accept any additional Purchase Payments to any previously issued TSAs.

The Code and Internal Revenue Service (“IRS”) regulations impose certain requirements on TSAs. In addition, your TSA may be governed by the terms of an employer’s TSA plan. In this regard, these requirements will affect (1) the availability of withdrawals, financial hardship distributions, and loans, (2) TSA exchanges within the same employer’s TSA plan, and (3) TSA transfers to another employer’s TSA plan. In particular, a withdrawal cannot be made before you attain age 59½ except to the extent permitted under the Code, IRS regulations, your Contract, and, if applicable, your TSA plan. To the extent permitted under the Code and, if applicable, your TSA plan, certain withdrawals may be repaid to your TSA plan but may not be repaid to this Contract. You should consult with a qualified tax professional about how these requirements affect you and your TSA.

Distributions from your TSA are fully taxable and will be subject to any applicable Contract withdrawal charge. Distributions may be subject to a 10% additional tax unless an exception applies.

Special rules apply to TSA financial hardship withdrawals. You will be required to certify in writing to us that (1) the requested withdrawal is on account of a financial need of a type which is deemed in regulations to be an immediate and heavy financial need, (2) the requested withdrawal amount is not in excess of the amount required to satisfy such financial need, (3) the requested withdrawal complies with applicable law, including the federal tax law limit, and (4) you have no alternative means reasonably available to satisfy such financial need. A requested withdrawal will not fail to be treated as made upon your hardship solely because you do not take any available loan under your TSA plan. Your TSA employer also may need to agree in writing to your hardship request.

TSAs, like IRAs and qualified plans, are subject to required minimum distributions under the Code. TSAs are unique, however, in that any account balance accruing before January 1, 1987 (the “pre-1987 balance”) needs to comply with only the minimum distribution incidental benefit (MDIB) rule and not also with the minimum distribution rules set forth in Section 401(a)(9) of the Code. This special treatment for any pre-1987 balance is, however, conditioned upon the issuer identifying the pre-1987 balance and maintaining accurate records of changes to the balance. Since we do not maintain such records, your pre- 1987 balance, if any, will not be eligible for special distribution treatment. For more information, please see Required Minimum Distributions below.

Under the terms of a particular TSA plan, you may be entitled to transfer or exchange all or a portion of your TSA to one or more alternative funding options within the same or different TSA plan. You should consult the documents governing your TSA plan and your plan administrator for information as to such investment alternatives. If you wish to transfer/ exchange your TSA, you will be able to do so only if the issuer of the new TSA certifies to us that the transfer/exchange is permissible under the Code and the applicable TSA plan. Your TSA employer also may need to agree in writing to your transfer/exchange request.

Distributions and Withdrawals from Qualified Contracts. In most cases, all of the distributions you receive from a Qualified Contract will constitute fully taxable ordinary income. Also, a 10% additional tax will apply to distributions prior to age 59½, except in certain circumstances.

•	You have become disabled, as defined in the Code;

•	You have died and the distribution is to your beneficiary;

•	The distribution amount is rolled over tax free into another eligible retirement plan or to a traditional or Roth IRA in accordance with the terms of the Code;

•	The distribution is paid directly to the government in accordance with an IRS levy;

•	The distribution is a qualified reservist distribution as defined under the Code;

•	The distribution is a qualified birth or adoption distribution;

•	The distribution is an emergency personal expense distribution;

•	The distribution is an eligible distribution to a domestic abuse victim;

•	The distribution is made to an employee who is a terminally ill individual;

•	The distribution is eligible for relief extended to victims of certain federally-declared disasters; or

•	You have unreimbursed medical expenses that are deductible (without regard to whether you itemize deductions).

Additional exceptions may apply to distributions from a traditional or Roth IRA if:

•

The distribution amount is made in substantially equal periodic payments (at least annually) over your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your designated beneficiary;

•	The distributions are not more than the cost of your medical insurance due to a period of unemployment (subject to certain conditions);

•	The distributions are not more than your qualified higher education expenses; or

•	You use the distribution to buy, build or rebuild a first home.

Additional exceptions may apply to distributions from a qualified plan if:

•	You have separated from service with the plan sponsor at or after age 55;

•

You are a qualified public safety employee or a private sector firefighter taking a distribution from a governmental plan or from a qualified plan, a 403(a) plan, or a 403(b) contract and you separated from service after age 50;

•

You have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your designated beneficiary;

•	The withdrawal amount is paid to an alternate payee under a Qualified Domestic Relations Order (“QDRO”); or

•	The distribution is a distribution from a pension-linked emergency savings account as defined in the Code.

Certain requirements set forth in the Code need to be satisfied before the above exceptions will apply. You should consult a qualified tax professional for more information.

If you receive a distribution from a Qualified Contract used in connection with a qualified pension plan, from a tax-sheltered annuity, a governmental Code Section 457 plan or an IRA and roll over some or all of that distribution to another eligible plan, following the rules set out in the Code and IRS regulations, the portion of such distribution that is rolled over will not be includible in your income. An eligible rollover distribution from a qualified plan, tax-sheltered annuity or governmental Section 457 plan will be subject to 20% mandatory withholding as described below. Because the amount of the cash paid to you as an eligible rollover distribution will be reduced by this withholding, you will not be able to roll over the entire account balance under your Contract, unless you use other funds equal to the tax withholding to complete the rollover. Direct rollovers and rollovers of IRA distributions are not subject to the 20% mandatory withholding requirement.

An eligible rollover distribution from a qualified plan, governmental Section 457 plan or tax-sheltered annuity is any distribution of all or any portion of the balance to the credit of an employee, except that the term does not apply to certain distributions, including:

•	a distribution which is one of a series of substantially equal periodic payments made annually under a lifetime annuity or for a specified period of ten years or more;

•	any required minimum distribution; or

•	any hardship distribution.

Only you or your surviving spouse Beneficiary may elect to roll over a distribution to an eligible retirement plan. However, a non-surviving-spouse Beneficiary may be able to directly transfer a distribution to a so-called inherited IRA that will be subject to the IRS distribution rules applicable to beneficiaries.

Required Minimum Distributions

Qualified Contracts are subject to certain minimum distribution requirements. Failure to take these required distributions could subject you (or your Beneficiary, as applicable) to an excise tax.

Lifetime Distribution Rules. If your Contract is a Qualified Contract other than a Roth IRA, it is subject to certain lifetime required minimum distribution (RMD) requirements imposed by the Internal Revenue Code and IRS regulations. Distributions generally must begin no later than April 1 of the calendar year following the year in which you attain the applicable age.

If you were born...	Your “applicable age” is
Before July 1, 1949	70	½
After June 30, 1949 and before 1951	72
After 1950 and before 1960	73
In 1960 or later	75

If you wait until April 1 of the calendar year following the year you reach your applicable age, you must take that distribution and a subsequent distribution for that year by December 31. For each succeeding year, a distribution must be made on or before December 31. The RMD amount for a distribution calendar year is generally calculated by dividing the Contract’s value as of 12/31 of the prior calendar year by the applicable distribution factor set forth in a Uniform Lifetime Table in the IRS regulations.

The IRS’s RMD regulations provide that the annual RMD amount is to be calculated based on the Contract’s Account Value as of 12/31 plus “the actuarial present value of any additional benefits” that are provided under your Contract (such as the Death Benefit) which is also calculated as of 12/31. When we notify you yearly of the RMD amount, we will inform you if the calculation included the actuarial present value of any additional benefits since such inclusion would have increased your RMD amount.

You may take an RMD amount calculated for a particular Individual Retirement Annuity from that Annuity or from another IRA of yours. If your Qualified Contract is an asset of a qualified retirement plan, the qualified plan is subject to the RMD requirements and the Contract, as an asset of the qualified plan, may need to be used as a source of funds for the RMDs. For Qualified Contracts issued other than as Individual Retirement Annuities, (1) we do not calculate your annual RMD amount nor do we notify you of such amount and (2) you should contact the Account’s trustee or custodian about RMD requirements since we only provide the trustee or custodian with the Contract’s value (including any actuarial present value of additional benefits discussed below) so that it can be used by the trustee or custodian in the Account’s RMD calculations.

Roth IRAs and designated Roth accounts in a qualified plan are not subject to these lifetime distribution rules.

Taxation of Qualified Death Benefit Proceeds. Generally, death benefits paid upon the death of a Participant are not life insurance benefits and will generally be includable in the income of the recipient.

Legislation passed in 2019 (the “SECURE Act”) and in 2022 (the “SECURE 2.0 Act”) changed a number of the RMD rules applicable to distributions after the death of a Qualified Contact Owner. The changes made by the SECURE Act were generally effective after 2019, and the changes made by the SECURE 2.0 Act were generally effective after 2022. This discussion describes only the new RMD rules as we administer them, and not the old rules, which remain applicable in certain circumstances.

If the Owner dies, distribution of the individual’s entire interest must be completed by December 31 of the calendar year containing the tenth anniversary of the Owner’s death. If the Owner dies on or after their required beginning date (RBD) for RMDs, this rule continues to apply and RMDs must be taken each calendar year after the Owner’s death until the entire interest in the contract is distributed. If the Owner dies on or after the date annuity payments start, the Owner is treated as if they died on or after their RBD, even if they died before their RBD. Different distribution rules will apply to a beneficiary that is not an individual.

However, a beneficiary may elect to receive distributions in accordance with the following distribution rules:

(1)

If, on the date of the Owner’s death, the Beneficiary is not more than ten years younger than the Owner or is “disabled” or “chronically ill” as either of those terms is defined under Federal Tax Laws, the death benefit may also be taken in the form of an annuity over the Beneficiary’s lifetime or life expectancy (if the Owner died before their RBD) or life expectancy if the Owner died after their RMD. In all events, payments must end by December 31st of the calendar year containing the tenth anniversary of the Beneficiary’s death.

(2)

If the Beneficiary is the Owner’s child and under age 21 on the date of the Owner’s death, the interest must be distributed by December 31st of the year the Beneficiary reaches age 31. Alternatively, the beneficiary may take the death benefit in the form of an annuity over a period that does not extend beyond December 31st of the year the Beneficiary reaches age 31 (or by December 31st of the calendar year containing the tenth anniversary of the Beneficiary’s death, if earlier).

(3)

If the sole Beneficiary is the Owner’s surviving spouse, the spouse may treat the Contract as his or her own Qualified Contract. This election will be deemed to have been made if such surviving spouse makes a regular Contribution to the Contract, makes a rollover to or from such Contract, or fails to elect any of the above provisions. In certain circumstances, the surviving spouse may have to take a hypothetical RMD before continuing the Contract as their own.

If your Contract is a traditional Individual Retirement Annuity or is held by your traditional Individual Retirement Account and you convert such a traditional Annuity or Account to a Roth IRA (see “Roth Individual Retirement Arrangements”), the IRS’s rules for determining the amount of your taxable income at the time of conversion include an amount based on the RMD actuarial present value requirements discussed above.

IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE CONTRACT

FEES AND EXPENSES				Location In The Prospectus
Charges for Early Withdrawals	If you withdraw money from your Contract within 6 years following your last Purchase Payment, you will be assessed a withdrawal charge of up to 5.0% (as a percentage of Purchase Payments withdrawn), declining to 0% over that time period. For example, if you make a withdrawal, you could pay a withdrawal charge of up to $5,000 on a $100,000 investment.			Expense Summary Cash Withdrawals Withdrawal Charges

Transaction Charges	In addition to charges for early withdrawals, you may also be charged for other transactions. There may be taxes on Purchase Payments and charges for transfers between investment options. Currently, we do not charge for transfers. However, we reserve the right to charge $15 per transfer.			Expense Summary Transfers Short-Term Trading

Ongoing Fees and Expenses (annual charges)	The table below describes the fees and expenses that you may pay each year, depending on the investment options you choose. Please refer to your Contract specifications page for information about the specific fees you will pay each year based on the investment options you have elected.			Expense Summary Contract Charges
	Annual Fee	Minimum	Maximum	Appendix - Funds Available Under the Contract (located in this Notice Document)
	Base contract:	1.25%[1]	1.30%[1]
	Investment Options (Fund fees and expenses)	0.47%[2]	0.95%[2]
[1] As a percentage of average daily net Variable Account assets. [2] As a percentage of Fund net assets.
Because your Contract is customizable, the choices you make affect how much you will pay. To help you understand the cost of owning your Contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes that you do not take withdrawals from the Contract, which could add withdrawal charges that substantially increase costs.
	Lowest Annual Cost: $1,684	Highest Annual Cost: $2,104
	Assumes: • Investment of $100,000 • 5% annual appreciation • Least expensive Fund fees and expenses • No sales charges • No additional Purchase Payments, transfers or withdrawals	Assumes: • Investment of $100,000 • 5% annual appreciation • Most expensive Fund fees and expenses • No sales charges • No additional Purchase Payments, transfers or withdrawals
RISKS				Location In The Prospectus

Risk of Loss	You can lose money by investing in the Contract.			Selection of Funds Transfers Short-Term Trading

RISKS (CONT.)		Location In The Prospectus
Not a Short-Term Investment

•  The Contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash.

•  The benefits of tax deferral and long-term income mean the Contract is generally more beneficial to investors with a long-term horizon. You should not use the Contract as a short-term investment.

•  Withdrawal charges may apply to withdrawals taken within 7 years after a Purchase Payment. If you take a withdrawal, a withdrawal charge may reduce the withdrawal amount that you actually receive and the value of your investment. Withdrawals may also reduce or terminate Contract guarantees.

•  Withdrawals may be subject to taxes, including a 10% additional tax if you take a withdrawal before age 59½.

Short-Term Trading Cash Withdrawals Withdrawal Charges Tax Considerations

Risks Associated with Investment Options

•  An investment in the Contract is subject to the risk of poor investment performance and can vary depending on the performance of the investment options available under the Contract (e.g., the Funds).

•  Each investment option (including any Fixed Account investment option) will have its own unique risks.

•  You should review the investment options before making an investment decision.

Selection of Funds

Insurance Company Risks	An investment in the Contract is subject to the risks related to the Company. Any obligations (including under any Fixed Account investment options), guarantees, or benefits are subject to the claims-paying ability of the Company. Additional information about the Company, including its financial strength ratings, is available upon request by calling (877) 253-2323 or visiting https://www.delawarelife.com/contact-us/contact-page.	The Variable Account Appendix A – The Fixed Account
	RESTRICTIONS	Location In The Prospectus

Investments

•  Certain investment options may not be available under the contract.

•  You are allowed to make 12 transfers between investment options per Account Year. We reserve the right to charge $15 per transfer. You may make transfers involving the Fixed Account only within 45 days before or after each Contract Anniversary. Your transfers between Fund options are subject to policies designed to deter frequent transfers.

•  We reserve the right to remove or substitute Funds as investment options.

Selection of Funds Transfers Short-Term Trading

Optional Benefits	N/A

TAXES		Location In The Prospectus
Tax Implications

•  You should consult with a tax professional to determine the tax implications of an investment in and payments received under the Contract.

•  There is no additional tax benefit if you purchase the Contract through a tax-qualified plan or an individual retirement account (IRA).

•  Distributions from your Contract that are includible in income are taxed at ordinary income rates. You may be subject to a 10% additional tax if you take a withdrawal before age 59½.

Tax Considerations
	CONFLICTS OF INTEREST	Location In The Prospectus

Investment Professional Compensation

Your investment professional may receive compensation for selling the Contract to you, including commissions, other cash compensation, and non-cash compensation. We may share the revenue we earn on this Contract with your investment professional’s firm. As a result of these compensation arrangements, your investment professional may have a financial incentive to offer or recommend this Contract to you over another investment for which the investment professional is not compensated or compensated less.

Distribution of the Contracts

Exchanges	Some investment professionals may have a financial incentive to offer you a new contract in place of the one you already own. You should only exchange a contract you already own if you determine, after comparing the features, fees, and risks of both contracts, that it is better for you to purchase the new contract rather than continue to own your existing contract.

APPENDIX - FUNDS AVAILABLE UNDER THE CONTRACT

The following is a list of Funds available under the Contract. More information about the Funds is available in the prospectuses for the Funds, which may be amended from time to time and can be found online at https://dfinview.com/DelawareLife/TAHD/866793201?site=Annuity. You can also request this information at no cost at https:// dfinreports.com/DelawareLife, by calling (800) 477-6545, Option 2, or by sending an email request to customer.relations@delawarelife.com.

The current expenses and performance information below reflects fees and expenses of the Funds, but does not reflect the other fees and expenses that your Contract may charge. Expenses would be higher and performance would be lower if these other charges were included. A Fund’s past performance is not necessarily an indication of future performance.

Type	Fund	Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/24)
				1 Year	5 Year	10 Year
Fixed Income - Global	MFS® Variable Insurance Trust II MFS® Global Governments Portfolio Initial Class	Massachusetts Financial Services Company	0.70%[1]	-4.54%	-3.71%	-1.07%
Fixed Income - US	MFS® Variable Insurance Trust II MFS® Government Securities Portfolio Initial Class	Massachusetts Financial Services Company	0.56%[1]	0.77%	-0.79%	0.66%
Fixed Income - US	MFS® Variable Insurance Trust II MFS® High Yield Portfolio Initial Class	Massachusetts Financial Services Company	0.72%[1]	6.92%	3.18%	4.23%
Equity - US Large Cap Growth	MFS® Variable Insurance Trust II MFS® Massachusetts Investors Growth Stock Portfolio Initial Class	Massachusetts Financial Services Company	0.72%[1]	16.27%	12.43%	13.18%
Allocation - Moderate	MFS® Variable Insurance Trust MFS® Total Return Series Initial Class	Massachusetts Financial Services Company	0.61%[1]	7.75%	6.16%	6.46%
US Money Market	MFS® Variable Insurance Trust II MFS® U.S. Government Money Market Portfolio Initial Class[2]	Massachusetts Financial Services Company	0.45%[1]	4.84%	2.14%	1.39%

1	The Fund’s current expenses are subject to a temporary expense reimbursement and/or fee waiver. Please refer to the Fund’s prospectus for more information.
2

There is no assurance that this Fund will be able to maintain a stable net asset value per share. In addition, during periods of low interest rates, and partly as a result of asset based separate account charges, the yield on this Fund may become low and possibly negative.

The prospectus and statement of additional information (SAI) dated May 2, 2016 include additional information. The prospectus and SAI are available, without charge, upon request. You can request the prospectus and SAI, or other information at no cost by calling (800) 477-6545, option 2, or by sending an email request to customer.relations@delawarelife.com. You can also access other information about the Contract online at https://dfinview.com/DelawareLife/TAHD/866793201?site=Annuity.

Reports and other information about the Variable Account are available on the SEC’s website at https://www.sec.gov and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

EDGAR Contract Identifier No.: C000007204